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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of March 2004

CAMTEK LTD.
(Translation of Registrant's Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Ha'Emek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.        Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.        Yes  ☐ No  ☒

        Attached hereto as Exhibit 99.1 and incorporated by reference herein is the Registrant's Proxy Statement for its Annual General Meeting of Shareholders to be held on March 29, 2004.

        This Report on Form 6-K is being incorporated by reference into the Registrant's Registration Statements on Form S-8 (333-113139), Form S-8 (333-84476), Form S-8 (333-60704), and Form S-8 (333-49982).

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant)
By:	/s/ RAFI AMIT Rafi Amit Chief Executive Officer

Dated: March 5, 2004

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EXHIBIT INDEX

99.1	Proxy Statement for Camtek Ltd.'s Annual General Meeting of Shareholders to be held on March 29, 2004.
99.2	Consent of Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu, and Goldstein Sabo Tevet.

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